UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
MXN 3,267,000,000 Callable Zero Coupon Notes due 27 April 2028

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 23 April 2020

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Mexican Peso ("MXN") 3,267,000,000 Callable Zero Coupon Notes due 27 April 2028 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 23 April 2020 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 23 April 2020 (the "Purchaser's Confirmation") provided by J.P. Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	55.9868%	N/A	55.9868%
Total	MXN 1,829,088,756	N/A	MXN 1,829,088,756

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 23 April 2020.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 23 April 2020.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

23 April 2020

To: European Bank for Reconstruction and Development
Attention: Taro Morris

Dear Sirs,

European Bank for Reconstruction and Development (the "Issuer")
MXN 3,267,000,000 Callable Zero Coupon Notes due 27 April 2028 (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)   We agree to pay:

    (a)   the fees and expenses of our legal advisors;

    (b)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

    (c)   the fees and expenses of the Agent and any paying agents;

    (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

    (e)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of the Notes.

In order to permit the Issuer to file with U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this letter, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are MXN 1,829,088,756.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance Rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules we acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

J.P.Morgan

Recognition of the U.S. Special Resolution Regimes

(a) In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities plc

By: ....
       Authorised Signatory

The Issuer hereby acknowledges and agrees to the paragraphs under the heading "Recognition of the U.S. Special Resolution Regimes" in this letter.

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: ....
       Authorised Signatory

MiFID II product governance / professional investors and ECPs target market only - Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "MiFID II"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Pricing Supplement

23 April 2020

European Bank for Reconstruction and Development
MXN 3,267,000,000 Callable Zero Coupon Notes due 27 April 2028 (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Mexican Peso ("**MXN**"), the lawful currency of the United Mexican States, subject to the provisions set out in the Annex hereto
2	Nominal Amount:	MXN 3,267,000,000
3	Type of Note:	Zero Coupon
4	Issue Date:	27 April 2020
5	Issue Price:	55.9868 per cent. of the Nominal Amount.
6	Maturity Date:	27 April 2028, subject to the Redemption at Issuer's option provisions below and the provisions set out in

the Annex hereto, and subject to the Business Day Convention specified below

| 7 | Fungible with existing Notes: | No |

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination(s):	MXN 1,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

| 14 | Partly Paid Notes: | No |

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	Not Applicable
16	Fixed Rate Notes:	Not Applicable
17	Zero Coupon Notes:	
	(a)	Accrual Yield:	7.52 per cent. per annum
	(b)	Reference Price:	55.9868 per cent. of the Nominal Amount
	(c)	Other formula or basis for determining Amortised Face Amount:	Not Applicable
	(d)	Business Day Convention:	Following Business Day.

Business Days shall be the same as defined in the Annex hereto. For the avoidance of doubt, Mexico City shall be the principal financial centre, and London and

New York City shall be the additional business centres.

(e)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Conditions 5(d)(iii) and 5(h) apply
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies, subject to the provisions of the Annex hereto, and for the avoidance of doubt, Mexico City shall be the principal financial centre, and London and New York City shall be the additional business centres
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	Yes.

The Issuer has the right to redeem the Notes (in whole but not in part) on an Optional Redemption Date (as defined below) at the Optional Redemption Amount (as set out below) by giving notice to the Agent of such redemption not less than five (5) Business Days (as defined below) prior to the relevant Optional Redemption Date.

The Agent shall give notice of such redemption to the holders of the Notes as soon as practicable, but in any event not later than two (2) Business Days thereafter in accordance with Condition 5(b) (except that the timing of such notice as referred to therein shall be amended as set out above).

Where:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City, and Mexico City.

"**Optional Redemption Amount**" means, in respect of the Optional Redemption Date falling on or around:

(i) 27 April 2021, 60.197013 per cent. per Specified Denomination;

(ii) 27 April 2022, 64.723834 per cent. per Specified Denomination;

		(iii)	27 April 2023, 69.591072 per cent. per Specified Denomination;
		(iv)	27 April 2024, 74.824328 per cent. per Specified Denomination;
		(v)	27 April 2025, 80.451124 per cent. per Specified Denomination;
		(vi)	27 April 2026, 86.501056 per cent. per Specified Denomination; and
		(vii)	27 April 2027, 93.005944 per cent. per Specified Denomination.

"**Optional Redemption Date**" means 27 April in each year, from (and including) 27 April 2021 to (and including) 27 April 2027, subject to adjustment in accordance with the Following Business Day Convention.

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination, subject to the Redemption at Issuer's option provisions set out above and the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-syndicated name and address of Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Additional selling restrictions:	United Mexican States:
		The Dealer has agreed that it will not offer the Notes publicly in the United Mexican States and will not distribute any offering materials in the United Mexican

States. The Notes have not been and will not be registered with the National Registry of Securities and may not be publicly offered in the United Mexican States.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	216333667
	ISIN Code:	XS2163336675
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:	Not Applicable
36	Additional Information:	The provisions set out in the Annex hereto shall apply to the Terms and Conditions in accordance herewith
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange plc of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 27 April 2020, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / professional investors and ECPs target market only".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
         Authorised Signatory

         ....
         CITIBANK, N.A.
         (as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 27 April 2020 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which are expected to be MXN 1,829,088,756.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	MXN 1,829,088,756.00
(iii)	Estimated total expenses:	£10,000

ANNEX

Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in MXN, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. The Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two (2) Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on the Postponed Maturity Date or the Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two (2) Business Days before the Postponed Maturity Date or the Postponed Early Redemption Date (as the case may be)) in an amount per Specified Denomination which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

Relevant MXN Amount ÷ Exchange Rate

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Maturity Date, or as the case may be, the Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Maturity Date or the Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex.

If the Calculation Agent determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred following a Determination Period and either prior to or on the Maturity Date or the Early Redemption Date (as the case may be), then any amount payable shall be made in USD in accordance with the provisions set out above.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City, and Mexico City;

"Calculation Agent" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Determination Period" means (i) in relation to the Maturity Date, the period which falls between five (5) and three (3) Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (ii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five (5) and three (3) Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Condition 9;

"Exchange Rate" means the average of such firm quotes (expressed in MXN per 1 USD) as the Calculation Agent is able to obtain from five (5) Reference Dealers at or about 2.00 p.m. London time for the sale of MXN and the purchase of USD (whereby USD settles outside the United Mexican States), on the day falling two Business Days prior to the Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in a USD equivalent amount calculated as above to be zero;

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means leading dealers, banks or banking corporations, which deal in the MXN/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"Relevant MXN Amount" means the MXN amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"Settlement Disruption Event" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(i) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of the United Mexican States which (i) require non-residents of the United Mexican States to obtain permission from such Central Banking Authority or other authority to obtain MXN, or (ii) otherwise restrict a non-resident's ability to obtain MXN, or (iii) otherwise regulate the purchase or holding of MXN such that costs are imposed in obtaining MXN which would not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of MXN from the United Mexican States to recipients resident in another country; and/or

(ii) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of MXN as a settlement currency.